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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

             APPLICATION FOR DEREGISTRATION PURSUANT TO SECTION 8(f)
                OF THE INVESTMENT COMPANY ACT OF 1940 (THE "ACT")

I.    GENERAL IDENTIFYING INFORMATION

      1.       Reason fund is applying to deregister:

               [ ]     MERGER

               [X]     LIQUIDATION

               [ ]     ABANDONMENT OF REGISTRATION

               [ ]     Election of status as a BUSINESS DEVELOPMENT COMPANY

      2.       Name of fund:              Lindner Investments

      3.       Securities and Exchange Commission File No.: 811-07932

      4.       Form Type:

               [X]     Initial Application

               [ ]     Amendment

      5.       Address of Principal Executive Office: 520 Lake Cook Road, Suite
                                                      381, Deerfield, IL 60015

      6.       All communications or questions should be directed to:

               Paul R. Rentenbach, Esq.
               Dykema Gossett PLLC
               400 Renaissance Center
               Detroit, Michigan  48243
               (313) 568-6973




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      7.       The following entity has responsibility for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

               Lindner Asset Management, Inc.
               520 Lake Cook Road, Suite 381
               Deerfield, IL 60015
               (847) 945-7722

      8.       Classification of fund:

               [X]     Management company

               [ ]     Unit investment trust

               [ ]     Face-amount certificate company

      9.       Subclassification (management companies only)

               [X]     Open-end

               [ ]     Closed-end

      10.      State law under which the fund was organized or formed:
               Massachusetts

      11. Investment advisers (including sub-advisers) during the last five years:

               Name:         Lindner Asset Management, Inc.
               Address:      520 Lake Cook Road, Suite 381, Deerfield, IL 60015

               Name:         Castleark Management, LLC
               Address 1:    101 N. Wacker Dr., Suite 600, Chicago, IL 60606
               Address 2:    5186 Lovers Lane, Suite 102, Portage, MI 49002

               Name:         Gabelli Asset Management Co.
               Address:      One Corporate Center, Rye, New York 10580-1433

               Name:         The Boston Company Asset Management
               Address:      Mellon Financial Center, Suite 024-0291, Boston, MA
                             02108

               Name:         Argent Capital Management, LLC
               Address:      700 Corporate Park Dr., Suite 320, Clayton, MO
                             63105

               Name:         U.S. Bancorp Asset Management, Inc.
               Address:      601 2nd Avenue South, Minneapolis, MN 55402


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      12.      Principal underwriters of the fund during the last five years:

               Name:         Quasar Distributors, LLC
               Address:      615 East Michigan Street, Milwaukee, WI 53202

      13.      N/A (fund is not a unit investment trust ("UIT"))

      14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

                       [ ]     Yes                       [X]      No

      15.      Approvals:

               (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Liquidation?

                       [X]      Yes                      [ ]     No

                       Date approved:   October 14, 2003

               (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Liquidation?

                       [X]      Yes                      [ ]     No

                       Dates approved: February 20, 2004 (for Lindner Communications Fund, Lindner Small-Cap Growth Fund, Lindner Growth and Income Fund and Lindner Large-Cap Growth Fund); February 27, 2004 (for Lindner Market Neutral Fund)

II.   DISTRIBUTIONS TO SHAREHOLDERS

      16. Has the fund distributed any assets to its shareholders in connection with the Liquidation?

                       [X]      Yes                      [ ]     No




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               (a)     Dates of distributions:

                       February 28, 2004 (for Lindner Communications Fund, Lindner Small-Cap Growth Fund, Lindner Growth and Income Fund and Lindner Large-Cap Growth Fund); March 5, 2004 (for Lindner Market Neutral Fund)

               (b)     Were the distributions made on the basis of net assets?

                       [X]      Yes                      [ ]     No

               (c) Were the distributions made pro rata based on share ownership?

                       [X]      Yes                      [ ]     No

               (d) If (b) and (c) were answered "no", describe the method of distribution, including exchange ratios used and how such ratios were calculated -- N/A

               (e) Were any distributions to shareholders made in kind (liquidations only)?

                       [ ]     Yes                       [X]      No

      17.      N/A -- applies to closed-end funds only.

      18. Has the fund distributed all of its net assets to the fund's shareholders?

                       [X]      Yes                      [ ]     No

      19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                       [ ]     Yes                       [X]      No

III.  ASSETS AND LIABILITIES

      20.      Does the fund have any assets as of the date this form is filed?

                       [ ]     Yes                       [X]      No

      21. Does the fund have any outstanding debts or any other liabilities?

                       [ ]     Yes                       [X]      No


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IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

      22.      Information regarding expenses:

               (a)     List the expenses incurred in connection with the
                       Liquidation:

                       (i)     Legal expenses: $98,182.22

                       (ii)    Accounting expenses: $8,750

                       (iii)   Other expenses (list separately)

                               i.      Proxy distribution: $175,000

                               ii.     Vote solicitation: $250,000

                       (iv)    Total expenses (sum of lines (i)-(iii) above):
                               $531,932.22

               (b) How were those expenses allocated? Allocation of expenses was based on a contractual arrangement whereby the successor advisor would pay all fees associated with the transfer of assets, proxy filing and mailings, and solicitation of shareholder vote regarding such transfer. The advisor to the fund paid all other fees associated with the liquidation process and transfer of assets.

               (c) Who paid those expenses? Of the total expenses reported in IV.22.(a)(iv), the successor advisor to the liquidated assets paid $478,750 (90%) and the fund's advisor paid $53,182.22 (10%).

               (d) How did the fund pay for unamortized expense (if any)? N/A -- There were no unamortized expenses

      23. Has the fund previously filed an application for an order of the Commission regarding the Liquidation?

                       [ ]     Yes                       [X]      No

V.    CONCLUSION OF FUND BUSINESS

      24. Is the fund a party to any litigation or administrative proceeding?

                       [ ]     Yes                       [X]      No



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      25.      Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                       [ ]     Yes                       [X]      No

VI.   MERGERS ONLY -- N/A





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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Lindner Investments, (ii) he is the Chairman of Lindner Investments, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

                                      LINDNER INVESTMENTS



                                      By: /s/ DOUG T. VALASSIS
                                          -------------------------------
                                              Doug T. Valassis, Chairman

Dated:  April 21, 2004